FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               February 16, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement re: January Output Statement dated
                                   16 February 2004


16 FEBRUARY 2003


                               British Energy plc


BRITISH ENERGY plc - OUTPUT STATEMENT

A summary of net output from British Energy's power stations in January is given in the table below, together with comparative data for the previous financial year:-



                                        2002/03                                  2003/04
                             January            Year to Date     January                Year to Date
                        Output      Load      Output     Load     Output     Load     Output     Load
                         (TWh)   Factor (%)   (TWh)     Factor     (TWh)    Factor     (TWh)    Factor
                                                          (%)                 (%)                 (%)

Nuclear                  6.45        91       52.38       75       5.72       80       53.71      76
Coal                     0.90        62        4.70       33       1.03       71       5.79       41




Nuclear

Planned Outages

*  A refuelling outage was commenced on one reactor at Hartlepool.

* Low load refuelling was carried out on both reactors at Hinkley Point B and Hunterston B and on one reactor each at Torness and Heysham 2.


Unplanned Outages

* Both units at Heysham 1 remained shutdown throughout January following the failure of a seawater cooling pipe.

*  Both units at Heysham 1 have now commenced their return to service.



Contact:

John McNamara                    013552 62846         (Media Enquiries)
Paul Heward                      013552 62201         (Investor Relations)


Find this News Release on our web-site: www.british-energy.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 16, 2004                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations